SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
UNITED INVESTORS INCOME PROPERTIES

(Name of Subject Company)
UNITED INVESTORS INCOME PROPERTIES

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; MP Acquisition Co. 3, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 13, LLC; MPF DeWaay Fund 5, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase all of the outstanding units of limited partnership interest (“Units”) of United Investors Income Properties, at a price of $45.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 17, 2008 and May 18, 2008, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 17, 2008 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2008.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is United Investors Income Properties, a Missouri limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of December 31, 2007, 61,063 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is United Investors Real Estate, Inc. (the “General Partner”), a Delaware corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $45.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 17, 2008. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for payments to affiliates for services and for reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the General Partner receive 5% of gross receipts from both of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $69,000 and $59,000 for the years ended December 31, 2007 and 2006, respectively.
     An affiliate of the General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $50,000 and $40,000 for the years ended December 31, 2007 and 2006, respectively.
     In accordance with the Partnership Agreement, during the year ended December 31, 2007, AIMCO Properties, L.P., an affiliate of the General Partner, advanced approximately $171,000 to the Partnership to fund capital improvements, operating expenses and costs associated with the September 2007 refinancing of the mortgage encumbering Bronson Place Apartments. During the year ended December 31, 2006, AIMCO Properties, L.P. advanced approximately $105,000 to the Partnership to fund operating expenses at both of the Partnership’s investment properties. During the years ended December 31, 2007 and 2006, interest on advances, at the rate of prime plus 2%, was approximately $8,000 and $3,000, respectively. During the year ended December 31, 2007, the Partnership repaid approximately $276,000 and $11,000, respectively, of advances and associated accrued interest from proceeds from the refinancing of the mortgage encumbering Bronson Place Apartments. There were no such payments made during the year ended December 31, 2006. At December 31, 2007, there were no advances or associated accrued interest due to AIMCO Properties, L.P. The Partnership may receive additional advances of funds from AIMCO Properties, L.P. although AIMCO Properties, L.P. is not obligated to provide such advances.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the years ended December 31, 2007 and 2006, the Partnership was charged by AIMCO and its affiliates approximately $27,000 and $25,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the General Partner of the Partnership, AIMCO and its affiliates owned 24,498 Units in the Partnership representing 40.12% of the outstanding Units at December 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. AIMCO or its affiliates may acquire additional Units in exchange for cash or a combination of cash and Units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 40.12% of the outstanding Units at December 31, 2007, AIMCO and its affiliates are in a position to influence all such voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of April 30, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of April 30, 2008, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(2)	Letter to Unit Holders of the Partnership, dated April 30, 2008.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 30, 2008

United Investors Income Properties

By:	United Investors Real Estate, Inc.,
its General Partner

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President